SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION

14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PERINI CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

$2.125 Depositary Convertible Exchangeable Preferred Shares

Each of which Represents 1/10th of a Share of $21.25 Convertible Exchangeable Preferred Stock

(Title of Class of Securities)

713839 30 6

(CUSIP Number of Class of Securities)

Robert Band

President and Chief Operating Officer

Perini Corporation

73 Mt. Wayne Avenue

Framingham, MA 01701

Telephone: (508) 628-2000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard A. Soden, Esquire

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Telephone: (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$18,000,000	$1,456.20
*	Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of 900,000 of outstanding $2.125 Depositary Convertible Exchangeable Preferred Shares of Perini Corporation at a purchase price of $20.00 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Tender Offer Statement on Schedule TO relates to the offer by Perini Corporation, a Massachusetts corporation (the “Company”), to purchase up to 900,000, or approximately 90%, of its $2.125 Depositary Convertible Exchangeable Preferred Shares (the “Depositary Shares”), each of which represents one-tenth of a share of $21.25 Convertible Exchangeable Preferred Stock, par value $1.00, at a price of $20.00 per share, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated March 31, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning set ascribed to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) Name and Address.

The information set forth in the Offer to Purchase under Section 8—“Certain Information Concerning Perini” is incorporated herein by reference.

(b) Securities.

The information set forth in the section of the Offer to Purchase captioned “Section 8 – “Certain Information Concerning Perini” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Purchase under Section 7 - “Price Range of Depository Shares; Dividends” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

The information set forth in the Offer to Purchase under Section 8—“Certain Information Concerning Perini” and Schedule I to the Offer to Purchase are incorporated herein by reference.

Item 4.    Terms of the Transaction.

(d) Material Terms.

The information set forth in the Offer to Purchase under “Summary Term Sheet”; “Certain Federal U.S. Income Tax Consequences”; Section 1 – “Terms of the Offer”; Section 4 – “Acceptance for Payment and Payment for Depositary Shares”; Section 5 – “Procedures for Tendering Depository Shares”; Section 6 – “Withdrawal Rights”; Section 12 – “Conditions of the Offer”; Section 15 – “Additional Information” and the Letter of Transmittal attached hereto as Exhibit (a)(1)(ii) are incorporated herein by reference.

(e) Purchases.

The information set forth in the Offer to Purchase under Section 9 – “Beneficial Ownership of Certain Persons” and Section 10 – “Transactions and Arrangements Concerning the Securities of Perini” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Purchase under Section 10—“Transactions and Arrangements Concerning the Securities of Perini” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Purchase under Section 2 – “Purpose of the Tender Offer; Plans and Proposals” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Purchase under Section 2 – “Purpose of the Offer; Plans and Proposals” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Purchase under Section 2 – “Purpose of the Offer; Plans and Proposals” is incorporated herein by reference.

Item 7.    Source and Amounts of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Purchase under Section 11 – “Source and Amounts of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Purchase under Section 11 – “Source and Amounts of Funds” and Section 12 – “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth in the Offer to Purchase under Section 11 – “Source and Amounts of Funds” is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Purchase under Section 9 – “Beneficial Ownership of Certain Persons” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Purchase under Section 10 – “Transactions and Arrangements Concerning the Securities of Perini” is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations and Recommendations.

The information set forth in the Offer to Purchase under Section 14 – “Fees and Expenses” is incorporated herein by reference.

Item 10.    Financial Statements.

The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and Perini is a public reporting company under Section 13(a) or (15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of the Company are not required.

Item 11.    Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase under Section 13 – “Certain Legal Matters and Regulatory Matters” and Section 15 – “Additional Information” is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Offer to Purchase under Section 15 – “Additional Information” is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated March 31, 2003.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks and Trust Companies and Other Nominees.

(a)(5)	Press Release issued by the Company dated March 31, 2003.

(b)(1)(i)

Credit Agreement dated January 23, 2002 among Perini Corporation, Fleet National Bank, as Administrative Agent, Fleet National Bank, as Arranger, and the Lenders Party Hereto (incorporated by reference to Exhibit 10.35 to Form 10-K for the year ended December 31, 2001).

(b)(1)(ii)

First Amendment and Waiver dated February 14, 2003 to Credit Agreement among Perini Corporation, Fleet National Bank, as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.39 to Form 10-K for the year ended December 31, 2002).

(b)(1)(iii)	Consent Letter dated March 27, 2003 from the Lenders.

(d)(1)

Shareholders’ Agreement by and among Perini Corporation, Tutor-Saliba Corporation, Ronald N. Tutor, O&G Industries, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations, and The Union Labor Life Insurance Company, acting on behalf of its Separate Account P, dated as of March 29, 2000 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on April 12, 2000).

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERINI CORPORATION

By:	/s/ Robert Band
Name: Robert Band Title: President and Chief Operating Officer

Date: March 31, 2003

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated March 31, 2003.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks and Trust Companies and Other Nominees.

(a)(5)	Press Release issued by the Company dated March 31, 2003.

(b)(1)(i)

Credit Agreement dated January 23, 2002 among Perini Corporation, Fleet National Bank, as Administrative Agent, Fleet National Bank, as Arranger, and the Lenders Party Hereto (incorporated by reference to Exhibit 10.35 to Form 10-K for the year ended December 31, 2001).

(b)(1)(ii)

First Amendment and Waiver dated February 14, 2003 to Credit Agreement among Perini Corporation, Fleet National Bank, as Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.39 to Form 10-K for the year ended December 31, 2002).

(b)(1)(iii)	Consent Letter dated March 27, 2003 from the Lenders.

(d)(1)

Shareholders’ Agreement by and among Perini Corporation, Tutor-Saliba Corporation, Ronald N. Tutor, O&G Industries, Inc. and National Union Fire Insurance Company of Pittsburgh, Pa., BLUM Capital Partners, L.P., PB Capital Partners, L.P., The Common Fund for Non-Profit Organizations, and The Union Labor Life Insurance Company, acting on behalf of its Separate Account P, dated as of March 29, 2000 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on April 12, 2000).

(g)	Not applicable.

(h)	Not applicable.